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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                 Amendment No. 2


                                 METROCALL, INC.
                     --------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                   -------------------------------------------
                         (Title of Class of Securities)

                                    591647102
                         -------------------------------
                                 (CUSIP Number)


                              ROBERT S. FEIT, ESQ.
                               ASSISTANT SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 17, 2000
                 ----------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].







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


                                  SCHEDULE 13D
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CUSIP NO. 591647102                                           Page 2 of 7 Pages
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AT&T CORP.
                  I.R.S. IDENTIFICATION NO. 13-4924710

                  AT&T WIRELESS SERVICES, INC. (ITS WHOLLY-OWNED SUBSIDIARY) I.R.S. IDENTIFICATION NO. 91-1379052

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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [ ]
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         3        SEC USE ONLY                                             [ ]

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         4        SOURCE OF FUNDS
                           OO
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         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
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         6        CITIZENSHIP OR PLACE ORGANIZATION
                           AT&T CORP.:  NEW YORK
                           AT&T WIRELESS SERVICES, INC.:  DELAWARE
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                           7        SOLE VOTING POWER
       NUMBER OF                            -0-
                           -----------------------------------------------------
        SHARES             8        SHARED VOTING POWER
                                            13,250,000
     BENEFICIALLY          -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
     OWNED BY EACH                          -0-
                           -----------------------------------------------------
   REPORTING PERSON        10       SHARED DISPOSITIVE POWER
                                            13,250,000
         WITH
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,250,000
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.5%
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         14       TYPE OF REPORTING PERSON
                           CO
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

         This Amendment No. 2 amends the Statement on Schedule 13D relating to shares of Common Stock, $.01 par value ("Common Stock"), of Metrocall, Inc., a Delaware corporation (the "Issuer"), that was filed on February 14, 2000 by AT&T Corp., a New York corporation ("AT&T"), and its wholly-owned subsidiary, AT&T Wireless Services, Inc., a Delaware corporation ("Wireless") (collectively, the "Reporting Persons"), as amended by Amendment No. 1 thereto filed by the Reporting Persons on February 28, 2000.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 2, 2000, Wireless and the Issuer entered into a Securities Exchange Agreement (the "Exchange Agreement") pursuant to which Wireless agreed to exchange 10,378 shares of Series C Convertible Preferred Stock of the Issuer (the "Series C Shares") for certain securities of the Issuer. The closing under the Exchange Agreement occurred on March 17, 2000, at which the Issuer issued 13,250,000 shares of Common Stock (the "Wireless Shares") to Wireless in exchange for the Series C Shares.

         McCaw Communications Companies, Inc., a Washington corporation wholly owned by Wireless ("McCaw"), acquired 9,500 of the Series C Shares from the Issuer on October 1, 1998, in partial consideration of the sale to the Issuer of the Messaging Division of Wireless. The remaining Series C Shares were issued in lieu of dividends payable on the Series C Convertible Preferred Stock. Subsequent to the sale of the Messaging Division, McCaw transferred all of the Series D Shares held by it to Wireless in an intercompany transfer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Wireless is the beneficial owner of the Wireless Shares. The Issuer has reported that the Wireless Shares represent approximately 16.5% of the total number of shares of Common Stock issued and outstanding following their issuance. AT&T, as the parent of Wireless, may be deemed to beneficially own the Wireless Shares. To the knowledge of the Reporting Persons, none of the persons listed on Schedule I or Schedule II hereto beneficially owns any shares of Common Stock or other securities of the Issuer.

         (b) Wireless and AT&T, as its parent, share the power to vote or to direct the voting of, and the power to dispose of, or to direct the disposition of, the Wireless Shares. Under the Exchange Agreement, Wireless has delivered to the Issuer a proxy for the Wireless Shares. See Item 6.

         (c) Except as otherwise set forth herein, neither Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II hereto, has executed transactions in the Common Stock during the past 60 days.

         (d) Except for the Reporting Persons, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Wireless Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the Exchange Agreement, Wireless has agreed not to sell, transfer or otherwise dispose of any of the Wireless Shares, except as follows:

         (a) Wireless may sell all or any portion of the Wireless Shares at any time or times after September 17, 2000 in one or more privately negotiated sales to any person or group that is not a "Restricted Person," so long as Wireless and the transferee comply with the following:

             (i) Prior to consummating any such sale, Wireless must give written notice to the Issuer specifying the number of Wireless Shares that Wireless desires to sell. For a period of five business days following such notice, the Issuer will have the exclusive right to negotiate with Wireless with respect to the purchase of such Wireless Shares by the Issuer or its nominee. Wireless will have the right to reject any offer made by the Issuer or its nominee during such period. If no such offer is made and accepted prior to the expiration of such period, Wireless will have the right for a period of three months following expiration of such period to offer and sell such Wireless Shares on such terms and conditions as shall be acceptable to Wireless.

            (ii) The transferee of such Wireless Shares must consent in writing to be bound by the provisions of the Exchange Agreement. The term "Restricted Person" generally means (A) any entity with annual revenues in excess of $500 million and a market capitalization of $500 million that is principally engaged in the business of providing telecommunications services, and (B) any beneficial owner of 5% or more of the issued and outstanding Common Stock (other than certain beneficial owners that report such holdings on Schedule 13G), or $25 million or more in principal amount of the outstanding debt, of Arch Communications Group, Inc., Weblink Wireless, Inc., Paging Network, Inc. or any entity described in the preceding clause (A).

                  (b) At any time or times after March 17, 2001, Wireless may make a public sale of all or any portion of the Wireless Shares, subject to the following:

            (i) The aggregate number of shares of Common Stock sold during each period shown in the following table (a "Period") cannot exceed the sum of (A) the number of shares indicated in the table for that Period, plus (B) the number of shares that could have been but were not publicly sold during any prior Period (the number of shares determined by such sum for any Period is referred to as the "Permitted Period Shares"):

              Period (after 3/17/2000)  Permitted Sales

              12 months - 18 months    2,650,000 shares
              18 months - 24 months    2,650,000 shares
              24 months - 30 months    2,650,000 shares
              After 30 months          5,300,000 shares

            (ii) Prior to making any such sale in any Period, Wireless must notify the Issuer of its intention to do so. For a period of five business days following such notice, the Issuer will have the option to conduct an underwritten offering of all of the Permitted Period Shares pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"). The number of shares to be included in the registration statement may be reduced to the extent that the managing underwriter determines that inclusion of the shares would adversely affect the marketing of the offering, but the reduction must apply first to any persons other than Wireless whose shares are to be included in such registration.

                  (c) Wireless may sell, transfer or otherwise dispose of all or any portion of the Wireless Shares pursuant to a tender offer, merger, sale of all or substantially all the Issuer's assets or any similar transaction that offers each holder of Common Stock (other than, if applicable, the person proposing such transaction and its affiliates) the opportunity to dispose of Common Stock for the same consideration or otherwise contemplates the acquisition of Common Stock beneficially owned by each such holder for the same consideration.

                  (d) Wireless may sell, transfer or otherwise dispose of all or any portion of the Wireless Shares upon the occurrence of a change of control which causes the holder and/or its affiliates to receive an attributable interest in any radio spectrum or FCC service with respect to which the FCC or applicable law imposes a spectrum cap, multiple ownership restriction, or other material limitation.

         Pursuant to the Exchange Agreement, Wireless has delivered to the Issuer an irrevocable proxy (the "Irrevocable Proxy") granting the Issuer full power and authority, until March 17, 2001, to vote all the Wireless Shares in accordance with the recommendation of the Board of Directors of the Issuer.

         Wireless and the Issuer have entered into a Registration Rights Agreement under which the Issuer has agreed (a) to file, on or before September 13, 2000, a shelf registration statement under the Securities Act for resale of the Wireless Shares, and (b) to use all its reasonable efforts to cause the registration statement to become effective promptly following filing and to maintain the effectiveness of the registration statement until all of the Wireless Shares have either been sold or are eligible for resale under Rule 144 under the Securities Act without regard to the volume limitations of Rule 144(e).

         The summary of the Exchange Agreement, the Irrevocable Proxy and the Registration Rights Agreement contained in this Schedule 13D is qualified in its entirety by reference to the text of such documents, which are filed as exhibits hereto and are hereby incorporated by reference herein in their entirety.

         Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I or Schedule II hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1. Securities Exchange Agreement dated as of February 2, 2000 between Metrocall, Inc. and AT&T Wireless Services, Inc. (previously filed).

         2. Joint Filing Agreement dated as of February 14, 2000 between AT&T Corp. and AT&T Wireless Services, Inc. (previously filed).

         3. Irrevocable Proxy of AT&T Wireless Services, Inc. dated March 17, 2000.

         4.   Registration Rights Agreement dated  as of March 17, 2000  between
Metrocall,  Inc.,  AT&T  Wireless  Services,  Inc.  and    McCaw  Communications
Companies, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 28, 2000

                                  AT&T CORP.

                             By:  AT&T WIRELESS SERVICES, INC.,
                                  Attorney-in-Fact



                             By:  /s/     William W. Hague
                                  -------------------------
                                  Name:   William W. Hague
                                  Title:  Authorized Signatory


                                  AT&T WIRELESS SERVICES, INC.



                             By:  /s/     William W. Hague
                                  --------------------------
                                  Name:   William W. Hague
                                  Title:  Authorized Signatory

                                INDEX OF EXHIBITS
                                -----------------

         3. Irrevocable Proxy of AT&T Wireless Services, Inc. dated March 17, 2000.

         4.  Registration  Rights  Agreement dated as of March 17, 2000  between
Metrocall,   Inc.,   AT&T  Wireless  Services,  Inc.  and  McCaw  Communications
Companies, Inc.